December 18, 2008

Ms. Kei Ino

Staff Accountant

Securities and Exchange Commission

Washington, DC

Via facsimile to 202.772.9396

Re:	IntegraMed America, Inc., Form 10-K December 31, 2007, Form 10Q March 31, 2008, File No. 000-20260

Dear Ms Ino:

We are in receipt of your letter of July 25, 2008 and are working on our response. We find that we will not be in a position to complete our response by the expected delivery date and request an extension until January 30, 2009.

We will make every effort to provide you with our response prior to January 30.

I appreciate your consideration in this matter.

Sincerely,

/s/: John W. Hlywak, Jr.
John W. Hlywak, Jr. Executive Vice President and Chief Financial Officer